

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

<u>Via E-mail</u>
George Holm
Chief Executive Officer
Performance Food Group, Inc.
12055 West Creek Parkway
Richmond, Virginia 23238

> **Re: Performance Food Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 14, 2014**
> **File No. 333-198654**

Dear Mr. Holm:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary page 1</u>

1. We note your response to comment 5 in our letter dated October 7, 2014. Please include in the list of risk factors on page 9 the fact that you will be a "controlled company" under applicable rules and, as a result, will rely on exemptions from corporate governance requirements that would otherwise protect stockholders of the company.

<u>Business, page 69</u>

2. We note your response to comment 14 in our letter dated October 7, 2014. On pages 6, 68 and 73, where you disclose the market share of Sysco and US Foods, please disclose your market share, as well, in order to provide useful context for your statements regarding competition and the effects of the merger of Sysco and US Foods on your business.

Index to Consolidated Financial Statements, page F-1

General

3. We note the provision of Schedule I pursuant to comment 18 in our letter dated October 7, 2014. However, it does not appear you have provided the footnote disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X.   Please advise or revise.

Consolidated Statements of Cash Flows, page F-7

4. Please clarify whether you incurred and recorded debt to the seller(s) in connection with the acquisition(s) and if so, whether the cash payments included in "*cash paid for acquisitions*" represent principal payments on that debt. Alternatively, if the cash payments represent working capital adjustments to the purchase price or payments for contingent consideration, please explain in more detail your basis in GAAP for classification of the cash payments as financing as opposed to investing cash outflows. Please refer to ASC 230-10-45-13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director